Filed Pursuant to Rule 433

Registration No. 333-255917

Dated June 28, 2021

SIRIUSPOINT LTD.

5,000,000 8.00% RESETTABLE FIXED RATE PREFERENCE SHARES, SERIES B

PRICING TERM SHEET

JUNE 28, 2021

The following information relates only to the offering (the “Offering”) by the selling shareholders named in the below-referenced preliminary prospectus supplement (the “Selling Shareholders”) of SiriusPoint Ltd.’s 8.00% Resettable Fixed Rate Preference Shares, Series B, and should be read together with the preliminary prospectus supplement dated June 24, 2021, relating to this Offering and the accompanying prospectus dated May 7, 2021, including the documents incorporated by reference therein.

Issuer:	SiriusPoint Ltd., a Bermuda exempted company limited by shares (the “Issuer”)

Security Type:	8.00% Resettable Fixed Rate Preference Shares, Series B, par value $0.10 per share (the “Preference Shares”)

Size:	5,000,000 Preference Shares ($125,000,000 aggregate liquidation value)

Over-Allotment Option:	750,000 Preference Shares ($18,750,000 aggregate liquidation value)

Ratings:	S&P (BB+/Negative)/Fitch (BB+/Negative)*

Liquidation Preference:	$25.00 per Preference Share

Legal Format:	SEC Registered

Dividend Rate:

From and including May 31, 2021 to, but excluding, the First Reset Date, 8.00% of the liquidation preference per annum (equivalent to $2.00 per Preference Share), payable on a cumulative basis with respect to each dividend period only when, as and if declared by the Issuer’s board of directors.

From and including the First Reset Date, dividends will be payable on a cumulative basis, with respect to each dividend period, only when, as and if declared by the Issuer’s board of directors, during each Reset Period, at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent dividend determination date (as described in the preliminary prospectus supplement) plus 7.298% of the liquidation preference per annum.

Dividend Payment Dates:	The last day of February, May, August and November of each year.

First Dividend Payment Date:	August 31, 2021

First Reset Date:	February 26, 2026

Reset Dates:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	In respect of the first reset period, the period from, and including, the First Reset Date to, but excluding, the next following Reset Date; thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Term:	Perpetual

Optional Redemption:

The Preference Shares are redeemable for cash at the Issuer’s option, in whole or in part, on the First Reset Date and on any subsequent Reset Date at a redemption price equal to $25.00 per Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Preference Share, to, but excluding, any date fixed for redemption; provided that no such redemption may occur unless one of the redemption requirements (as described in the preliminary prospectus supplement) is satisfied.

In addition:

•   the Issuer will have the option to redeem all (but not less than all) of the Preference Shares at a redemption price of $25.00 per Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Preference Share, to, but excluding, any date fixed for redemption, if there is, in the Issuer’s reasonable determination, based on the advice of external legal, financial and tax advisers with knowledge of such matters, as applicable, a substantial probability that the Issuer or any successor company would become obligated to pay any additional amounts on the next succeeding dividend payment date with respect to the Preference Shares and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Issuer or any successor company; provided that no such redemption may occur unless one of the redemption requirements is satisfied;

•   the Issuer will have the option to redeem all (but not less than all) of the Preference Shares at a redemption price of $25.00 per Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Preference Share, to, but excluding, any date fixed for redemption, at any time within 90 days following the occurrence of the date on which the Issuer has reasonably determined, based on the advice of external legal, financial and tax advisers with knowledge of such matters, as applicable, that a “capital disqualification event” has occurred as a result of any amendment to, or change or in, the laws or regulations of the jurisdiction of the Issuer’s “applicable supervisor” (as described in the preliminary prospectus supplement) that is enacted or becomes effective after the initial issuance of the Preference Shares or any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that are announced after the initial issuance of the Preference Shares; provided that no such redemption may occur unless one of the redemption requirements is satisfied; and

 •   the Issuer will have the option to redeem all (but not less than all) of the Preference Shares at a redemption price of $25.50 per Preference Share, plus any unpaid, accrued cumulative dividends, whether or not declared, on such Preference Share, to, but excluding, any date fixed for redemption, within 90 days of the occurrence of a “rating agency event” (as described in the preliminary prospectus supplement); provided that no such redemption may occur unless one of the redemption requirements is satisfied.

Any such redemption will require the Issuer to provide not less than 15 days’ nor more than 60 days’ prior written notice.

Trade Date:	June 28, 2021

Settlement Date (T+2):	June 30, 2021

Listing:	The Issuer has applied to list the Preference Shares on the New York Stock Exchange under the symbol “SPNT PRB.” If the application is approved, the Issuer expects trading of the Preference Shares on the New York Stock Exchange to begin within 30 days after the initial delivery of the Preference Shares to the underwriters.

Public Offering Price:	$27.47 per Preference Share

Underwriting Discount:	$0.7875 per Preference Share, $3,937,500 in the aggregate or $4,528,125 in the aggregate assuming the underwriters exercise their over-allotment option in full

Net Proceeds to the Selling Shareholders:	$133,412,500 (or $153,424,375 assuming the underwriters exercise their over-allotment option in full)

Use of Proceeds:	The Selling Shareholders will receive all of the net proceeds from the sale of the Preference Shares. The Issuer will not receive any proceeds from the sale of the Preference Shares by the Selling Shareholders.

CUSIP/ISIN:	G8192H 155 / BMG8192H1557

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. UBS Securities LLC Wells Fargo Securities, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by contacting: Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649; BofA Securities, Inc., toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; UBS Securities LLC, toll-free at 1-888-827-7275; or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.

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